Filed by NuCube Energy, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.

Commission File No.: 001-42306

Subject Company: NuCube Energy, Inc.
Commission File No.: 333-298907

As previously disclosed, on September 11, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, with NuCube Energy, Inc., a Delaware corporation (“NuCube”), named as a co-registrant, in connection with the proposed business combination between NuCube and Launch Two.

On October 23, 2026, NuCube made the below communications on its LinkedIn and X accounts.

NuCube LinkedIn Post:

Following the announcement of our collaboration agreement with National Tsing Hua University, CEO Cristian Rabiti attended the International Forum on Global Development of SMRs and MMRs in Taiwan. He met with reactor developers from around the world to discuss how we can further our mission to make clean nuclear energy practical for customers that need resilient, always-on power and heat in locations where conventional grid expansion is slow, costly, or insufficient.

Learn more about what we’re building at NuCube: <Link to website>

NuCube X Post:

While in Taiwan to mark our collaboration agreement with @NTHU_TAIWAN, CEO Cristian Rabiti attended the International Forum on Global Development of SMRs and MMRs. He met with reactor developers from around the world, exhibiting how we are developing factory-build microreactors designed to deliver reliable, carbon-free electricity and high-temperature process heat at the point of use.

Learn more about what we’re building at NuCube: <Link to website>